FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2017

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 19 February 2017

  EXHIBIT INDEX
  ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 19 February 2017
Joint Statement from Unilever and Kraft Heinz

Exhibit 99

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

This is a public announcement by Unilever N.V. pursuant to section 17 paragraph 1 of the European Market Abuse Regulation (596/2014). This public announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Unilever N.V.

This is a press release by Kraft Heinz pursuant to the provisions of Section 4 Paragraph 3 of the Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) of the Netherlands.

 For immediate release                                                                                                                                                                                                                                                                                                                                                                                                                                                                        19 February 2017

Joint Statement from Unilever PLC and Unilever N.V. (“Unilever”)
and The Kraft Heinz Company (“Kraft Heinz”)

Unilever and Kraft Heinz hereby announce that Kraft Heinz has amicably agreed to withdraw its proposal for a combination of the two companies.

Unilever and Kraft Heinz hold each other in high regard. Kraft Heinz has the utmost respect for the culture, strategy and leadership of Unilever.

Enquiries:

Unilever Media
Media Relations Team
+44 7917 271 819
                +44 7825 049 151

Investors
Institutional investors:
Investor Relations Team
+44 207 822 6830
Private investors:
Shareholder Services
+44 207 822 5500

Kraft Heinz
Michael Mullen (media)
Michael.Mullen@kraftheinzcompany.com